Filed Pursuant to Rule 424(b)(3)
Registration No. 333-233403-02

This preliminary prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, but are not complete and may be changed.

SUBJECT TO COMPLETION, DATED SEPTEMBER 3, 2019

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated August 22, 2019)

Entergy Texas, Inc.

                Shares

    % Series A Preferred Stock,

Cumulative, No Par Value

(Liquidation Value $25 Per Share)

We are offering                shares of our    % Series A Preferred Stock, Cumulative, No Par Value (Liquidation Value $25 Per Share) (the “Series A Preferred Stock”).

We may redeem shares of the Series A Preferred Stock at the times and the prices described in this prospectus supplement.

Dividends on the Series A Preferred Stock will be cumulative from the date of issuance and will be payable quarterly on January 15, April 15, July 15 and October 15 of each year, beginning January 15, 2020, when, as and if declared by our Board of Directors. Dividends on the Series A Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months, and with respect to any period less than a full dividend period, on the basis of the actual number of days elapsed during such period.

The Series A Preferred Stock is a new issue of securities with no established trading market. We intend to apply to list the Series A Preferred Stock on the New York Stock Exchange. If the application is approved, we expect trading in the Series A Preferred Stock to begin within 30 days after the date that the Series A Preferred Stock is first issued.

Investing in the Series A Preferred Stock involves risks. See “Risk Factors” beginning on page S-1 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds to Entergy Texas (before expenses)
Per share	$	$	$
Total	$	$	$

(1)	The price to the public will include any dividends that have accumulated on the Series A Preferred Stock since the issue date if delivered after that date.

The underwriter expects to deliver the Series A Preferred Stock to purchasers through the book-entry facilities of The Depository Trust Company in New York, New York on or about September     , 2019.

Morgan Stanley

September     , 2019

This prospectus supplement, the accompanying prospectus and any related free writing prospectus that we file with the Securities and Exchange Commission, or SEC, contain and incorporate by reference information that you should consider when making your investment decision. We have not, and the underwriter has not, authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than as of the dates of these documents or the dates these documents were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since these dates. If the information in this prospectus supplement is different from, or inconsistent with, the information in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. We are not, and the underwriter is not, making an offer of the Series A Preferred Stock in any jurisdiction where the offer or sale is not permitted.

Prospectus Supplement

RISK FACTORS

Investing in the Series A Preferred Stock involves certain risks. In considering whether to purchase the Series A Preferred Stock, you should carefully consider the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the information under the heading “Risk Factors” as well as the factors listed under the heading “Forward-Looking Information,” in each case, contained in our Annual Report on Form 10-K for the year ended December 31, 2018 (the “2018 Form 10-K”), and our Quarterly Reports on Form 10-Q for the quarters ended March  31, 2019 and June 30, 2019 (the “Second Quarter 2019 Form 10-Q”), each of which is incorporated by reference herein. In addition to such information under the heading “Risk Factors” contained in the 2018 Form 10-K, you should carefully consider the following risk factors relating to the Series A Preferred Stock:

The Series A Preferred Stock is equity and therefore is subordinated to our existing and future indebtedness.

The shares of Series A Preferred Stock are equity interests in us and do not constitute indebtedness. As such, the Series A Preferred Stock is subordinated to all of our existing and future indebtedness (including without limitation outstanding indebtedness under our credit facilities and our outstanding first mortgage bonds). The Series A Preferred Stock would also rank junior to any Preferred Stock that ranks senior to the Series A Preferred Stock as to dividends and liquidation, dissolution or winding up (whether voluntary or involuntary) that we may issue in the future. The terms of the Series A Preferred Stock will not restrict our ability to offer a new series of Preferred Stock (as defined herein) that ranks equally with the Series A Preferred Stock as to dividend payment or liquidation preference in the future. We have no obligation to consider the specific interests of the holders of the Series A Preferred Stock in engaging in any such offering or transaction. As of the date of this prospectus supplement, we do not have any outstanding Preferred Stock. At June 30, 2019, we had approximately $1,665 million of outstanding indebtedness, including approximately $242 million of securitization bonds that are non-recourse to our assets and revenues.

The Series A Preferred Stock may not have an active trading market.

The Series A Preferred Stock is a new issue of securities and does not have an established trading market. Although we plan to apply to have the Series A Preferred Stock listed on the New York Stock Exchange, there is no guarantee that we will be able to list the Series A Preferred Stock. Even if the Series A Preferred Stock is listed, we cannot assure you that an active after-market for the Series A Preferred Stock will develop or be sustained or that holders of the Series A Preferred Stock will be able to sell their Series A Preferred Stock at favorable prices or at all. The difference between bid and ask prices in any secondary market for the Series A Preferred Stock could be substantial. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Series A Preferred Stock, and holders of the Series A Preferred Stock (which does not have a maturity date) may be required to bear the financial risks of an investment in the Series A Preferred Stock for an indefinite period of time.

U.S. holders of the Series A Preferred Stock may be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to “qualified dividend income” with respect to distributions paid on the Series A Preferred Stock.

Distributions paid to U.S. corporate holders on the Series A Preferred Stock may be eligible for the dividends-received deduction and distributions paid to non-corporate U.S. holders on the Series A Preferred Stock may be subject to the preferential tax rates applicable to “qualified dividend income” only if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. We may have insufficient current and accumulated earnings and profits for the distributions on the Series A Preferred Stock paid in 2020 to qualify as dividends for United States federal income tax purposes. Although we expect to have sufficient current and accumulated earnings and profits during fiscal years subsequent to 2020 for the distributions on the Series A Preferred Stock to qualify as dividends for United States federal income tax purposes, our current and accumulated earnings and profits in future years will depend in significant part on our future profits or losses, which are subject to a number of risks and uncertainties. To the extent any distributions on the Series A Preferred Stock fail to qualify as dividends, U.S. corporate holders of the Series A Preferred Stock would be unable to use the dividends-received deduction with respect to such distributions and distributions paid to non-corporate U.S. holders of the Series A Preferred Stock may not be eligible for the preferential tax rates applicable to “qualified dividend income”. If any distributions on the Series A Preferred Stock with respect to any fiscal year are not eligible for the dividends-received deduction or preferential tax rates applicable to “qualified dividend income” because of insufficient earnings and profits, it is possible that the market value of the Series A Preferred Stock might decline.

Although holders of the Series A Preferred Stock will be entitled to vote on all matters to which holders of our Common Stock are entitled to vote, Entergy Corporation, as the sole holder of our Common Stock, will have the voting power to control the outcome of any such vote.

As described under “Description of the Series A Preferred Stock—Voting Rights—Series A Preferred Stock and Common Stock Voting Together,” each holder of Series A Preferred Stock will be entitled to vote on all matters as to which holders of the Common Stock shall be entitled to vote, in the same manner and with the same effect as such holders of the Common Stock, voting together with the holders of the Common Stock and any other series of Voting Preferred Stock (as defined herein) as one class. However, regardless of the number of issued and outstanding shares of Preferred Stock and Common Stock, so long as any Voting Preferred Stock is outstanding, issued and outstanding Voting Preferred Stock shall possess at all times, in the aggregate, 21% of the total votes of the issued and outstanding Common Stock and Voting Preferred Stock combined, and the issued and outstanding Common Stock shall possess at all times 79% of the total votes of the issued and outstanding Common Stock and Voting Preferred Stock combined. Our parent company, Entergy Corporation, currently holds all of our issued and outstanding Common Stock, which means that Entergy Corporation, as the sole holder of our Common Stock, will have the voting power to control the outcome of any vote.

In accordance with Section 6.202 of the Texas Business Organizations Code, the Charter (as defined herein) allows the taking of action without holding a meeting, providing notice, or taking a vote if stockholders having at least the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted, sign a written consent or consents stating the action taken. Therefore, our parent company, Entergy Corporation, as possessor of 79% of the combined voting power, can take actions on which the Common Stock and Voting Preferred Stock are entitled to vote as one class, without holding a meeting, providing notice, or holding a vote where holders of Voting Preferred Stock, including the Series A Preferred Stock, were present.

SELECTED FINANCIAL INFORMATION

You should read our selected financial information set forth below in conjunction with the financial statements and other financial information contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected financial information set forth below has been derived from (i) our annual financial statements for the three-year period ended December 31, 2018, which have been audited by Deloitte & Touche LLP, our independent registered public accounting firm, and incorporated by reference in this prospectus supplement and the accompanying prospectus from the 2018 Form 10-K, and (ii) our unaudited financial statements for the six months ended and as of June 30, 2019 incorporated by reference in this prospectus supplement and the accompanying prospectus from the Second Quarter 2019  Form 10-Q. The following material, which is presented in this prospectus supplement solely to furnish summary information, is qualified by, and should be considered in conjunction with, the more detailed information appearing in the documents incorporated by reference herein.

	For the Twelve Months Ended
	June 30, 2019	December 31,
		2018	2017	2016
	(In Thousands)
Income Statement Data:
Operating Revenues	$1,557,530	$1,605,902	$1,544,893	$1,615,619
Operating Income	159,470	206,426	199,558	244,556
Interest Expense	76,552	81,690	82,621	82,833
Net Income	174,374	162,235	76,173	107,538

	As of June 30, 2019
	Actual		As Adjusted(1)
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Balance Sheet Data:
Preferred Stock	$—	—%	$		%
Common Stock	49,452	1.6
Paid-in Capital	596,994	18.9
Retained Earnings	836,234	26.6

Total Shareholders’ Equity	$1,482,680	47.1%	$		%
First Mortgage Bonds	1,435,000	45.6
Other Long-Term Debt(2)	247,430	7.9
Unamortized Premium and Discount—Net and Unamortized Debt Issuance Costs	(17,494)	(0.6)

Total Capitalization	$3,147,616	100.0%	$		%

(1)	Adjusted to reflect (a) the issuance and sale of the Series A Preferred Stock and (b) a capital contribution of $87.5 million made by our parent Entergy Corporation on August 26, 2019.
(2)	Including approximately $242 million of securitization bonds that are non-recourse to our assets and revenues.

USE OF PROCEEDS

We anticipate our net proceeds from the sale of the Series A Preferred Stock will be approximately $         million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds we receive from the issuance and sale of the Series A Preferred Stock for general corporate purposes. Pending the application of the net proceeds of the Series A Preferred Stock, we will invest them in short-term, highly liquid, high-rated money market instruments and/or the Entergy System money pool.

DESCRIPTION OF THE SERIES A PREFERRED STOCK

The following is a summary of terms of the    % Series A Preferred Stock, Cumulative, No Par Value (Liquidation Value $25 Per Share). This summary description does not purport to be complete. Reference is made to the Texas Business Organizations Code, our Amended and Restated Certificate of Formation (the “Charter”), our Amended and Restated Bylaws (the “Bylaws”), and the Resolution establishing the Series A Preferred Stock adopted by our Board of Directors, which amends the Charter and will be filed with the SEC. The following statements are qualified in their entirety by such references.

General

Our Board of Directors is authorized under the Charter to provide for the issuance from time to time of Preferred Stock, with no par value (“Preferred Stock”), in one or more series, and, as to each series, to fix and determine the designations, preferences, limitations, and relative rights, including voting rights, applicable to shares of such series.

Under the Charter, we are authorized to issue 200,000,000 shares of common stock, with no par value (“Common Stock”) and 20,000,000 shares of Preferred Stock. At August 31, 2019, 46,525,000 shares of Common Stock were outstanding. Prior to the issuance of Series A Preferred Stock, no shares of Preferred Stock are outstanding.

The Series A Preferred Stock will not be subject to further capital calls or to assessment by us and has no exchange or conversion rights.

Dividends

The holders of the Series A Preferred Stock will be entitled to receive, when, as and if, declared by our Board of Directors out of funds legally available, cash dividends at a rate per annum equal to    % and will not be entitled to receive any other dividends.

Preferred dividends will accumulate on each share of Series A Preferred Stock from and after the date of issuance of that share. The preferred dividends will accumulate from day to day, whether or not earned or declared by the Board of Directors, and will be cumulative. The preferred dividends, if and when declared payable by the Board of Directors out of our legally available funds, will be payable in lawful money of the United States of America, quarterly on January 15, April 15, July 15 and October 15 of each year, commencing January 15, 2020 (each, a “Dividend Payment Date”). The initial dividend on the Series A Preferred Stock for the first dividend period is expected to be $         per share, which will be payable, when, as and if declared by our Board of Directors, on January 15, 2020. To the extent that any preferred dividend is not paid on any Dividend Payment Date, that preferred dividend will accumulate until such preferred dividend is paid in full. The preferred dividends payable on each share of Series A Preferred Stock shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and with respect to any period less than a full dividend period, on the basis of the actual number of days elapsed during such period.

No dividend or distribution in cash or other property (other than shares of Junior Stock (as defined herein)) will be declared, paid, or set apart for payment on or with respect to the Junior Stock unless all preferred dividends on the Series A Preferred Stock accumulated through the date of any distribution have been declared, paid, or set apart before or at the time of the declaration, distribution, or setting apart with respect to the Junior Stock. “Junior Stock” means the Common Stock and any series of Preferred Stock that ranks junior to the Series A Preferred Stock as to dividends or liquidation, dissolution or winding up (whether voluntary or involuntary).

At any time that dividend payments due on one or more Dividend Payment Date on any shares of the Series A Preferred Stock are accumulated and unpaid, and thereafter until all accumulated and unpaid dividends on any such Series A Preferred Stock shall have been paid (without interest), we shall not redeem, repurchase or otherwise acquire, retire or make a liquidation payment with respect to any of our stock other than redemptions, repurchases, acquisitions, retirements or liquidation payments with respect to the Series A Preferred Stock and other series of Preferred Stock with similar redemption or repurchase provisions that rank senior to the Series A Preferred Stock as to dividends and liquidation, dissolution or winding up (whether voluntary or involuntary).

When dividends are not paid in full on any shares of outstanding Preferred Stock that rank equal with the Series A Preferred Stock as to dividends and liquidation, dissolution or winding up (whether voluntary or involuntary) for a dividend period, all dividends declared with respect to shares of Series A Preferred Stock and all outstanding shares of such equal ranking Preferred Stock for such dividend period shall be declared pro rata so that the respective amounts of such dividends declared bear the same ratio to each other as all accumulated but unpaid dividends per share on the shares of Series A Preferred Stock and all shares of such outstanding equal ranking Preferred Stock for such dividend period bear to each other. Therefore, if we are not paying full dividends on any outstanding shares of such equal ranking Preferred Stock, we will not be able to pay full dividends on the Series A Preferred Stock. Similarly, if we issue any series of Preferred Stock that ranks senior to the Series A Preferred Stock as to dividends and liquidation, dissolution or winding up (whether voluntary or involuntary), we expect that if we do not pay any amount of stated dividends thereon, we will not be able to pay any dividends on the Series A Preferred Stock.

Subject to the foregoing, dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors may be declared and paid on the Common Stock and any other shares of Junior Stock (as defined below) from time to time outstanding out of any funds legally available for such payment or as otherwise permitted by applicable law, and the Series A Preferred Stock shall not be entitled to participate in any such dividend.

Ranking

The Series A Preferred Stock will rank senior to the Common Stock as to dividends, redemption, and amounts payable on our liquidation, dissolution or winding up.

Except with respect to Preferred Stock issued in the future in accordance with the provisions described under “—Voting Rights—Restrictions on Issuance of Senior Equity Securities,” the rights of the Series A Preferred Stock to dividends, redemption, and amounts payable on our liquidation, dissolution or winding up shall rank equal or senior to each other series of Preferred Stock which we may issue in the future.

Redemption

Optional Redemption

We may redeem shares of Series A Preferred Stock as follows:

•

in whole but not in part, at any time and from time to time prior to October 15, 2024, within 120 days after the conclusion of any review or appeal process instituted by us following the occurrence of a Ratings Event (as defined herein), and the redemption price shall be equal to $25.50 per share, plus the amount of accumulated and unpaid preferred dividends on such shares up to and including the date on which the redemption price on such shares has been paid in full; and/or

•

in whole or in part, at any time and from time to time on or after October 15, 2024, and the redemption price shall be equal to $25.00 per share, plus the amount of accumulated and unpaid preferred dividends on such shares being redeemed up to and including the date on which the redemption price on such shares being redeemed has been paid in full;

Partial payments on any share will be applied first to preferred dividends and then to the redemption price.

“Ratings Event” means that any nationally recognized statistical rating organization as defined in Section 3(a)(62) of the Securities Exchange Act of 1934, as amended, or in any successor provision thereto, that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to the Series A Preferred Stock, which amendment, clarification or change results in:

•

the shortening of the length of time the Series A Preferred Stock is assigned a particular level of equity credit by that rating agency as compared to the length of time the Series A Preferred Stock would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Series A Preferred Stock; or

•

the lowering of the equity credit (including up to a lesser amount) assigned to the Series A Preferred Stock by that rating agency as compared to the equity credit assigned thereto by that rating agency or its predecessor on the initial issuance of the Series A Preferred Stock.

Redemption Notice

At least 30 days and not more than 60 days before a redemption date, we will mail or cause to be mailed written notice, postage prepaid, to each holder of record of shares of Series A Preferred Stock to be redeemed at the holder’s mailing address last shown on our share transfer records for the Series A Preferred Stock. The redemption notice will state:

•	the total number of shares of Series A Preferred Stock that we will redeem on the redemption date;

•	the number of shares of Series A Preferred Stock held by the holder that we will redeem on the redemption date;

•	the redemption date and the redemption price;

•	any conditions to such redemption; and

•	the time, place, and manner in which the holder is to surrender to the registrar the certificate or certificates representing shares of Series A Preferred Stock to be redeemed.

Conditions to Redemption

If the redemption notice shall specify conditions to redemption of shares of Series A Preferred Stock and such conditions shall not have been satisfied on or prior to the redemption date, the redemption notice shall be of no force and effect and such Series A Preferred Stock shall not be subject to redemption on such redemption date.

Partial Redemption

In case of any redemption of only part of the shares of Series A Preferred Stock at the time outstanding, the shares of Series A Preferred Stock to be redeemed shall be selected either pro rata or by lot. Subject to the provisions of the Resolution establishing the Series A Preferred Stock, we shall have full power and authority to prescribe the terms and conditions upon which shares of Series A Preferred Stock shall be redeemed from time to time. If fewer than all the shares of Series A Preferred Stock represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares of Series A Preferred Stock without charge to the holder thereof.

Termination of Rights

If the redemption notice is duly given and if, on or before the redemption date, the redemption price is either paid or made available for payment on or for the shares of the Series A Preferred Stock called for redemption, then all rights with respect to such shares will terminate immediately after the redemption date, except the right of the holders of such shares to receive the redemption price (without interest) on surrender of their certificates. This termination of rights will not be affected by any failure to surrender on or before the redemption date, any of the certificates representing the shares of Series A Preferred Stock called for redemption. Notwithstanding the foregoing, in the event the redemption notice is duly given and a deposit of an amount sufficient for redemption is made with a bank or trust company in accordance with the Texas Business Organization Code, rights with respect to such shares (other than the right to receive payment of the redemption price without interest thereon from the bank or trust company) shall terminate on the date of such deposit.

Sinking Fund

A sinking fund will not be provided for the purchase or redemption of the Series A Preferred Stock.

Liquidation Rights

In the event of our liquidation, dissolution, or winding up, whether voluntary or involuntary, the holders of the shares of Series A Preferred Stock then outstanding will be entitled to be paid out of our assets available for distribution to our stockholders, whether such assets are capital, surplus, or earnings, before any payment or declaration and setting apart for payment of any amount is made in respect of the Junior Stock.

The holders of shares of Series A Preferred Stock will be paid an amount per share (the “Liquidation Value”) equal to the sum of $25.00 (subject to appropriate adjustment to maintain the same aggregate accumulated dividend on, and liquidation value of, the Series A Preferred Stock following any stock dividend, stock split, combination, or other similar recapitalization affecting the shares of Series A Preferred Stock) plus an amount equal to all accumulated and unpaid preferred dividends payable up to and including the date full payment is tendered to the holders of shares of Series A Preferred Stock with respect to the liquidation, dissolution, or winding up, and no more.

If, upon our liquidation, dissolution, or winding up, whether voluntary or involuntary, the assets distributed to the holders of shares of Series A Preferred Stock and the holders of outstanding shares of other series of Preferred Stock ranking equal to the Series A Preferred Stock as to liquidation, dissolution, or winding up are insufficient to permit payment of the full Liquidation Value thereof and the full liquidation value of the outstanding shares of such other series of Preferred Stock, all of our assets will be distributed ratably to each holder of outstanding shares of Series A Preferred Stock and each holder of outstanding shares of other series of Preferred Stock ranking equal to the Series A Preferred Stock as to liquidation, dissolution, or winding upon the basis of the Liquidation Value of the shares of Series A Preferred Stock held by each such holder and the liquidation value of the shares of such other series of Preferred Stock.

Voting Rights

Series A Preferred Stock and Common Stock Voting Together

Each holder of Series A Preferred Stock will be entitled to vote on all matters as to which holders of the Common Stock shall be entitled to vote, in the same manner and with the same effect as such holders of the Common Stock, voting together with the holders of the Common Stock and any other series of Preferred Stock whose voting rights so provide as one class. Those shares of Preferred Stock entitled to vote with the Common Stock, including the Series A Preferred Stock, shall be referred to as “Voting Preferred Stock.” Regardless of the number of issued and outstanding shares of Preferred Stock and Common Stock, so long as any Voting Preferred Stock is outstanding, issued and outstanding Voting Preferred Stock shall possess at all times, in the aggregate,

21% of the total votes of the issued and outstanding Common Stock and Voting Preferred Stock combined, and the issued and outstanding Common Stock shall possess at all times 79% of the total votes of the issued and outstanding Common Stock and Voting Preferred Stock combined. The total number of votes allocated to the Voting Preferred Stock shall be allocated among the issued and outstanding shares of Voting Preferred Stock on a pro rata basis in the same manner as if the holders of issued and outstanding Voting Preferred Stock were all voting as a class as described below. So long as any Voting Preferred Stock is outstanding, the total votes allocated to the holders of Common Stock shall fluctuate from time to time depending on the number of shares of Common Stock and Voting Preferred Stock issued and outstanding and shall be calculated to be equal to that number of votes which would be 79% of the total number of votes of Common Stock and Voting Preferred Stock combined and shall be allocated among the shares of Common Stock on a pro rata basis. If no Voting Preferred Stock is outstanding, each holder of Common Stock will be entitled to one vote for each share of Common Stock held by such holder.

Series A Preferred Stock Voting as a Class

For any vote of the holders of the Series A Preferred Stock on a matter in which they are entitled to vote, considered as a single class, each holder will be entitled to one vote for each share of Series A Preferred Stock held by such holder.

Preferred Stock Voting as a Class

For any vote of the holders of all series of Preferred Stock entitled to vote on a matter considered as a single class, each holder of such Preferred Stock will have a number of votes equal to the number of dollars equaling the aggregate liquidation value of the Preferred Stock held by such holder. If a series of Preferred Stock shall provide for different liquidation values in the cases of voluntary liquidation and involuntary liquidation, for purpose of the voting provisions, liquidation value shall mean the involuntary liquidation value for Preferred Stock of such series.

Election of Additional Directors

In addition to the voting powers expressly conferred upon the Series A Preferred Stock as described herein and in addition to voting rights granted to the holders of Series A Preferred Stock in statutory proceedings as to which their vote may be mandatorily required by the then existing laws of the State of Texas and which is not permitted to be modified and so modified under the Resolution establishing the Series A Preferred Stock, in case at any time we shall fail to declare and pay or set aside for payment in full dividend payments due on the Series A Preferred Stock on six Dividend Payment Dates whether or not consecutive and thereafter until all dividends accumulated and payable on the Series A Preferred Stock shall have been fully paid without interest, then in each case, such holders of the Series A Preferred Stock and all other series of Preferred Stock hereafter established with provisions corresponding to those described herein for the election of additional directors shall thereupon have and continue to have, the right, voting together as a class for such purpose by vote of a majority of the votes entitled to be cast thereon by such holders of Preferred Stock, to elect two additional directors to our Board of Directors (the “Additional Directors”), such that the number of directors then constituting the Board of Directors shall automatically be increased by two; and, during the continuance of such right of the holders of series of Preferred Stock to elect the Additional Directors, the remaining directors shall continue to be elected as provided under the Charter, the Bylaws and the laws of the State of Texas.

Upon the termination at any time of such right of the holders of Preferred Stock entitled to vote thereon to elect Additional Directors, the term of office of the Additional Directors shall end.

Restriction on Issuance of Senior Equity Securities

So long as any shares of the Series A Preferred Stock are outstanding, we shall not create, authorize or issue any new stock that, after issuance, would rank senior to the Series A Preferred Stock as to dividends or in liquidation, dissolution or winding up (whether voluntary or involuntary) without the prior written consent, voting as a single class, of at least two-thirds of the votes entitled to be cast thereon by the holders of the Series A Preferred Stock and any other outstanding series of Preferred Stock ranking equal to the Series A Preferred Stock as to dividends or in liquidation, dissolution or winding up (whether voluntary or involuntary) (including the Series A Preferred Stock).

Amendments or Waivers

So long as any shares of the Series A Preferred Stock are outstanding, the prior written consent of the holders of at least two-thirds of the votes entitled to be cast thereon by the holders of the Series A Preferred Stock, voting as a separate class, shall be required for any amendment, modification or waiver of the provisions of the Charter (including the terms of the Series A Preferred Stock) insofar as such amendment, modification or waiver amends, modifies or waives a provision in a manner prejudicial in any material respect to the holders of the Series A Preferred Stock; provided, however, that, if more than one series of Preferred Stock shall be outstanding and if such amendment, modification or waiver would be correspondingly prejudicial to the rights of the holders of other series of Preferred Stock, in lieu of the separate class vote of the Series A Preferred Stock, the prior written consent or vote of at least two-thirds of the votes entitled to be cast thereon by the holders of all series of Preferred Stock so affected considered as a single class shall be required for such amendment, modification or waiver. For all purposes described in this paragraph, any increase in the amount of the authorized or issued Series A Preferred Stock or authorized Preferred Stock, or the creation and issuance, or an increase in the authorized or issued amount, of any other series of Preferred Stock ranking equal with or junior to the Series A Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) or the distribution of assets upon any liquidation, dissolution or winding up of our affairs will not be deemed to materially and prejudicially affect the special rights, preferences, privileges or voting powers of the Series A Preferred Stock.

Elimination of Need for Formal Meetings

In accordance with Section 6.202 of the Texas Business Organizations Code, our Charter allows the taking of action without holding a meeting, providing notice, or taking a vote if stockholders having at least the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted, sign a written consent or consents stating the action taken.

Transfer Agent, Registrar and Paying Agent

Equiniti Trust Company, doing business as EQ Shareholder Services, will be the initial transfer agent, registrar and paying agent for the Series A Preferred Stock.

Book-Entry Only Issuance—The Depository Trust Company

The Depository Trust Company (“DTC”) will act as the initial securities depository for the Series A Preferred Stock. The Series A Preferred Stock will be represented by one or more global certificates and registered in the name of Cede & Co., DTC’s nominee. Upon issuance of the global certificates, DTC or its nominee will credit, on its book-entry registration and transfer system, the aggregate number of shares of Series A Preferred Stock represented by such global certificates to the accounts of institutions that have an account with DTC or its participants. The accounts to be credited shall be designated by the underwriter. Ownership of beneficial interests in the global certificates will be limited to participants or persons that may hold interests through participants. The global certificates will be deposited with the transfer agent as custodian for DTC.

DTC is a New York clearing corporation and a clearing agency registered under Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities for its participants. DTC also facilitates the post-trade settlement of securities transactions among its participants through electronic computerized book-entry transfers and pledges in the participants’ accounts. This eliminates the need for physical movement of securities certificates. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Others who maintain a custodial relationship with a participant can use the DTC system. The rules that apply to DTC and those using its systems are on file with the SEC.

Purchases of the Series A Preferred Stock within the DTC system must be made through participants, who will receive a credit for the Series A Preferred Stock on DTC’s records. The beneficial ownership interest of each purchaser will be recorded on the appropriate participant’s records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners should receive written confirmations of the transactions, as well as periodic statements of their holdings, from the participants through whom they purchased Series A Preferred Stock. Transfers of ownership in the Series A Preferred Stock are to be accomplished by entries made on the books of the participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates for their Series A Preferred Stock, except if use of the book-entry system for the Series A Preferred Stock is discontinued.

To facilitate subsequent transfers, all shares of Series A Preferred Stock deposited by participants with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of the Series A Preferred Stock with DTC and its registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Series A Preferred Stock. DTC’s records reflect only the identity of the participants to whose accounts such Series A Preferred Stock is credited. These participants may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to participants, and by participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of Series A Preferred Stock may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Series A Preferred Stock. Beneficial owners of the Series A Preferred Stock may wish to ascertain that the nominee holding the Series A Preferred Stock has agreed to obtain and transmit notices to the beneficial owners.

Redemption notices will be sent to Cede & Co., as registered holder of the Series A Preferred Stock. If less than all of the shares of Series A Preferred Stock are being redeemed, DTC’s practice is to determine by lot the amount of interest of each participant in such Series A Preferred Stock to be redeemed.

Neither DTC nor Cede & Co. will itself consent or vote with respect to the Series A Preferred Stock, unless authorized by a participant in accordance with DTC’s procedures. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those participants to whose accounts the Series A Preferred Stock is credited on the record date. We believe that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a registered holder of the Series A Preferred Stock.

Payments on the Series A Preferred Stock will be made to Cede & Co., or such other nominee as may be requested by DTC. DTC’s practice is to credit participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or our agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices. Payments will be the responsibility of participants and not of DTC or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co.

(or such other nominee as may be requested by DTC) is our responsibility. Disbursement of payments to participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of participants.

Except as provided herein, a beneficial owner of a global share of Series A Preferred Stock will not be entitled to receive physical delivery of Series A Preferred Stock. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the Series A Preferred Stock.

DTC may discontinue providing its services as securities depositary with respect to the Series A Preferred Stock at any time by giving us reasonable notice. In the event no successor securities depositary is obtained, certificates for the Series A Preferred Stock will be printed and delivered. We may decide to replace DTC or any successor depositary. Additionally, subject to the procedures of DTC, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Series A Preferred Stock. We understand, however, that under current industry practices, DTC would notify its participants of our decision, but will only withdraw beneficial interests from global shares of Series A Preferred Stock at the request of each participant. In that event, certificates for the Series A Preferred Stock will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but neither we nor the underwriter takes any responsibility for the accuracy of this information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The Series A Preferred Stock and payments thereon generally are subject to taxation. Therefore, prospective investors should consider the tax consequences of owning the Series A Preferred Stock before acquiring it.

The following summary describes certain United States federal income tax considerations relating to the acquisition, ownership and disposition by United States Persons (as defined herein) that are holders of the Series A Preferred Stock (“Stockholders”) of such Series A Preferred Stock. This summary does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, as amended (the “Treasury Regulations”), administrative rulings and pronouncements and judicial decisions, in each case as of the date hereof, all of which are subject to change. Any such change could apply retroactively and could affect adversely the tax consequences described below. No assurance can be given that the Internal Revenue Service (“IRS”) will agree with the views expressed in this summary or that a court will not sustain any challenge by the IRS in the event of litigation. No advance tax ruling has been sought or obtained from the IRS regarding the tax consequences described below.

For purposes of this summary, “United States Person” generally means (1) a citizen or individual resident of the United States, (2) a corporation, or other entity treated as a corporation for United States federal income tax purposes, organized in or under the laws of the United States, any State thereof or the District of Columbia, (3) an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States Person has the authority to control all substantial decisions of the trust or if the trust had made a valid election to be treated as a United States Person. If an entity classified for United States federal income tax purposes as a partnership or as a “disregarded entity” owns Series A Preferred Stock, the tax treatment of a member of the entity will depend on the status of the members and the activities of the entity. The tax treatment of such an entity, and the tax treatment of any member of such an entity, is not addressed in this summary. Any entity that is classified for United States federal income tax purposes as a partnership or as a “disregarded entity” and that owns Series A Preferred Stock, and any members of such an entity, should consult their own tax advisors.

This summary discusses only the Series A Preferred Stock purchased in this offering and held as a capital asset (within the meaning of United States federal income tax law). This discussion does not describe all of the material tax considerations that may be relevant to Stockholders in light of their particular circumstances or to Stockholders subject to special treatment under United States federal income tax law, such as certain financial institutions; banks; insurance companies; tax-exempt entities; real estate investment trusts; regulated investment companies; individual retirement accounts; qualified pension plans; persons who received the Series A Preferred Stock in connection with the performance of services; certain former citizens or residents of the United States; dealers in securities, traders in securities that elect to use a mark-to-market method of accounting; partnerships and other pass-through entities (and persons holding the Series A Preferred Stock through a partnership or other pass-through entity); persons holding the Series A Preferred Stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction; persons that purchase or sell the Series A Preferred Stock as part of a wash sale for tax purposes; persons whose functional currency is not the United States dollar; passive foreign investment companies; controlled foreign corporations; corporations that accumulate earnings to avoid United States federal income tax; and Stockholders that are not United States Persons. Furthermore, this summary does not address United States federal tax consequences other than income taxes (such as estate and gift tax consequences) or any state, local or foreign tax consequences.

In all cases, investors are advised to consult their own tax advisors regarding the United States federal tax consequences to them of holding, owning and disposing of the Series A Preferred Stock, as well as any tax consequences arising under the laws of any state or other taxing jurisdiction.

Distributions

Distributions declared and paid on the Series A Preferred Stock will be dividends for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. We may have insufficient current and accumulated earnings and profits for the distributions on the Series A Preferred Stock paid in 2020 to qualify as dividends for United States federal income tax purposes. Although we expect to have sufficient current and accumulated earnings and profits during fiscal years subsequent to 2020 for the distributions on the Series A Preferred Stock to qualify as dividends for United States federal income tax purposes, our accumulated earnings and profits and our current earnings and profits in future years will depend in significant part on our future profits or losses, which are subject to a number of risks and uncertainties. To the extent that the amount of any distribution paid on a share of the Series A Preferred Stock exceeds our current and accumulated earnings and profits for United States federal income tax purposes attributable to that share, the distribution will be treated first as a tax-free return of capital (rather than as ordinary income) and will be applied against and reduce the Stockholder’s adjusted tax basis (but not below zero) in that share of the Series A Preferred Stock. The amount of any such distribution in excess of the Stockholder’s adjusted tax basis will be taxed as capital gain. For purposes of the remainder of this discussion, it is assumed that distributions paid with respect to the Series A Preferred Stock will constitute dividends for United States federal income tax purposes. To the extent taxable as income to an applicable Stockholder, distributions declared and paid on Series A Preferred Stock will generally be treated as taxable income on the day the holder receives the distribution or, in the case of Series A Preferred Stock held by DTC, on the day DTC receives the distribution on behalf of the Stockholder.

Corporate Holders

Dividends received by Stockholders that are taxed as corporations may qualify for the dividends received deduction, subject to various limitations.

In addition, any amount received by a corporate Stockholder that is treated as a dividend may, depending on the circumstances, constitute an “extraordinary dividend” (generally, any dividend that is more than 5 percent of the basis of a preferred share) subject to the provisions of section 1059 of the Code (except as may otherwise be provided in Treasury Regulations yet to be promulgated). Under section 1059 of the Code, a corporate

Stockholder that has held the Series A Preferred Stock for two years or less before the dividend announcement date generally must reduce the tax basis of all of the corporate Stockholder’s Series A Preferred Stock (but not below zero) by the “non-taxed portion” of any “extraordinary dividend” and, if the non-taxed portion exceeds the corporate Stockholder’s tax basis for the Series A Preferred Stock, must treat any excess as gain from the sale or exchange of the Series A Preferred Stock in the year the payment is received.

Individual Holders

Subject to the discussion under the heading “—Tax on Net Investment Income” below, Stockholders that are individuals generally are subject to preferential income tax rates (currently a maximum rate of 20 percent) on “qualified dividend income,” including dividends received with respect to the Series A Preferred Stock. The rate reduction does not apply to dividends received to the extent that the individual Stockholder elects to treat the dividends as “investment income,” which may be offset against investment expense. Furthermore, the rate reduction does not apply to dividends that are paid to individual Stockholders with respect to the Series A Preferred Stock that is held for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which the Series A Preferred Stock becomes ex-dividend. The length of time that an individual Stockholder is deemed to have held the Series A Preferred Stock for these purposes is reduced by periods during which the Stockholder’s risk of loss with respect to the Series A Preferred Stock is diminished by reason of the existence of certain options, contracts to sell, short sales or other similar transactions. Individual Stockholders of Series A Preferred Stock that receive any “extraordinary dividends” (generally, any dividend that is more than 5 percent of the basis of a preferred share) that are treated as “qualified dividend income” (as discussed above) with respect to a share of Series A Preferred Stock will be required to treat any loss on the sale of such Series A Preferred Stock as a long-term capital loss to the extent of such dividends.

We strongly encourage individual and corporate investors to consult with their own tax advisors regarding the extent, if any, to which these provisions may apply in light of such investors’ particular facts and circumstances.

Dispositions, Including Redemptions

Any sale, exchange, redemption (except as discussed below) or other disposition of the Series A Preferred Stock generally will result in taxable gain or loss equal to the difference between the amount realized upon the disposition and the Stockholder’s adjusted tax basis in the Series A Preferred Stock. A Stockholder’s initial basis in the Series A Preferred Stock will generally be its cost. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period for the Series A Preferred Stock exceeds one year. Individual Stockholders are generally subject to preferential income tax rates on net long-term capital gains. Any redemption proceeds that are attributable to any declared but unpaid dividends on the Series A Preferred Stock will generally be subject to the rules described under “—Distributions” above. An individual Stockholder’s ability to deduct net capital losses is subject to limitations.

A redemption of the Series A Preferred Stock will be treated as a sale or exchange and therefore qualify for disposition treatment described above if, taking into account our stock that is actually or constructively owned by the Stockholder under the constructive ownership rules of section 318 of the Code, any of the following requirements are met: (a) the redemption is substantially disproportionate with respect to such Stockholder, (b) the Stockholder’s interest in our stock is completely terminated as a result of the redemption or (c) the redemption is “not essentially equivalent to a dividend.” Under the constructive ownership rules, a person generally will be treated as the owner of a corporation’s stock owned by certain related parties and certain entities in which the person owns an interest, as well as stock in that corporation the person could acquire through exercise of an option. Whether a redemption of the Series A Preferred Stock is not essentially equivalent to a dividend depends on each Stockholder’s facts and circumstances but in any event requires a “meaningful reduction” in the Stockholder’s equity interest in us. A Stockholder who sells some or all of our stock owned by it at the time of a redemption of the Series A Preferred Stock may be able to take such sales into account to satisfy one of the foregoing conditions. Conversely, a Stockholder who purchases additional shares of our stock at the time of a redemption of the Series A Preferred Stock may be required to take those shares into account in determining whether any of the foregoing conditions are satisfied.

If none of the above conditions is satisfied, then the entire amount of the cash or property received by a Stockholder on a redemption of the Series A Preferred Stock will be treated as a distribution to the Stockholder (without offset by the Stockholder’s tax basis in the redeemed Series A Preferred Stock), which will be treated in the same manner as the payment by us of a dividend to the Stockholder as described under ““—Distributions” above. In such case, the Stockholder’s basis in the Series A Preferred Stock that is redeemed would be added to the basis of the Stockholder’s remaining shares of our stock, if any. If the Stockholder does not retain any shares of our stock after a redemption of the Series A Preferred Stock that is treated as a dividend, the Stockholder’s basis in the redeemed Series A Preferred Stock may be lost.

We intend to treat the likelihood of a payment of any Ratings Event redemption premium as remote, and therefore all redemption proceeds, even a Ratings Event redemption premium, will be treated under the foregoing general rules for redemptions of the Series A Preferred Stock. You should consult your tax advisor to determine if a redemption of the Series A Preferred Stock would be treated as a distribution that is likely taxable as a dividend, and if so, the allocation of your basis in the redeemed and remaining Series A Preferred Stock.

Tax on Net Investment Income

A United States Person that is an individual, an estate or a trust that does not fall into a special class of trusts that is exempt from such tax will be subject to a 3.8 percent tax on the lesser of (1) the United States Person’s “net investment income” for the relevant taxable year and (2) the excess of the United States Person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income generally includes dividends, and net gains from the disposition of stock, unless such net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A Stockholder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the net investment income tax to its income and gains in respect of its investment in the Series A Preferred Stock.

Information Reporting and Withholding

Dividend payments with respect to Series A Preferred Stock will be reported by us to the Stockholders and the IRS to the extent required by the Code and Treasury Regulations. Dividend payments to United States Persons with respect to the Series A Preferred Stock will ordinarily not be subject to withholding of United States federal income tax. However, a backup withholding tax, currently at the rate of 24 percent, will apply to these dividend payments if a Stockholder fails to properly certify to us or our agent the Stockholder’s taxpayer identification number and certain other information, or fails to report all interest and dividends required to be reported on its federal income tax returns, or otherwise fails to establish, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the Stockholder’s federal income tax liability, provided such Stockholder furnishes the required information to the IRS. Such amounts, once withheld, are not refundable by us.

Under sections 1471 through 1474 of the Code and the Treasury Regulations thereunder, Stockholders that hold their Series A Preferred Stock through foreign accounts or intermediaries will be subject to United States withholding tax at a rate of 30 percent on dividends paid, if certain disclosure requirements related to United States accounts of a foreign financial institution or intermediary are not satisfied.While such withholding would have applied also to payments of gross proceeds from the sale or other disposition on or after January 1, 2019 of the Series A Preferred Stock, recently proposed Treasury Regulations eliminate such withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

THE PRECEDING DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES DOES NOT CONSTITUTE SPECIFIC TAX ADVICE RELATING TO AN INVESTOR’S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE PREFERRED STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE UNITED STATES ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE PREFERRED STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Under the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus supplement, Morgan Stanley & Co. LLC, as underwriter, has agreed to purchase, and we have agreed to sell to the underwriter,                shares of the Series A Preferred Stock.

Under the terms and conditions set forth in the underwriting agreement, the underwriter has committed, subject to the terms and conditions set forth therein, to take and pay for all of the Series A Preferred Stock if any is taken. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriter initially proposes to offer the Series A Preferred Stock directly to the public at the price to public set forth on the cover page hereof and may offer the Series A Preferred Stock to certain securities dealers at such price less a concession not in excess of $         per share of the Series A Preferred Stock. The underwriter may allow, and such dealers may reallow to certain brokers and dealers, a concession not in excess of $         per share of the Series A Preferred Stock. After the initial offering of the Series A Preferred Stock, the offering price and other selling terms may from time to time be varied by the underwriter.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

We estimate that our total expenses for this offering will be approximately $640,000, excluding underwriting discounts and commissions.

The Series A Preferred Stock will constitute a new class of securities with no established trading market. We intend to apply to list the Series A Preferred Stock on the New York Stock Exchange. If approved for listing, trading of the Series A Preferred Stock on the New York Stock Exchange is expected to commence within 30 days after the Series A Preferred Stock is first issued. The underwriter has advised us that they intend to make a market in the Series A Preferred Stock prior to the commencement of trading on the New York Stock Exchange, but they are not obligated to do so and may discontinue such market-making activities at any time without notice. If such a market develops, the Series A Preferred Stock could trade at prices that may be higher or lower than its liquidation value or purchase price, depending on many factors, including prevailing dividend rates, the market for similar preferred securities and our business, results of operations, financial condition or prospects. We cannot give any assurance as to the maintenance of the trading market for, or the liquidity of, the Series A Preferred Stock.

During a period of 30 days from the date of the underwriting agreement, we will not, without the prior written consent of the underwriter, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any share of Preferred Stock that is substantially similar to the Series A Preferred Stock (other than the Series A Preferred Stock) or any security convertible into or exchangeable into or exercisable for Preferred Stock.

To facilitate the offering of the Series A Preferred Stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Series A Preferred Stock. Specifically, they may over-allot in connection with the offering, creating a short position in the Series A Preferred Stock for its own account. In addition, to cover over-allotments or to stabilize the price of the Series A Preferred Stock, the underwriter may bid for, and purchase, the Series A Preferred Stock in the open market. Finally, the underwriter may reclaim selling concessions allowed to dealers for distributing the Series A Preferred Stock in the offering, if they repurchase previously distributed Series A Preferred Stock in transactions to cover short positions established by them, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series A Preferred Stock above independent market levels. The underwriter is not required to engage in these activities and may end any of these activities at any time.

It is expected that delivery of the Series A Preferred Stock will be made on or about the date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of this prospectus supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the Series A Preferred Stock more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the Series A Preferred Stock initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series A Preferred Stock who wish to trade the Series A Preferred Stock prior to its date of delivery under this prospectus supplement should consult their own advisors.

In the ordinary course of its business, the underwriter and certain of its affiliates have in the past and may in the future engage in investment banking, commercial banking or other transactions of a financial nature with us and our affiliates, for which they have received, or may receive, customary compensation. The underwriter, through affiliates, is a lender under certain Entergy System credit facilities.

In addition, in the ordinary course of its business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that it acquires, long and/or short positions in such securities and instruments.

The underwriter or its affiliates that have a lending relationship with us routinely hedge, and may continue to hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriter and its affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Series A Preferred Stock. Any such credit default swaps or short positions could adversely affect future trading prices of the Series A Preferred Stock.

PROSPECTUS

PREFERRED STOCK

ENTERGY TEXAS, INC.

10055 Grogans Mill Road

The Woodlands, Texas 77380

(409) 981-2000

We –

•	may periodically offer our preferred stock in one or more series; and

•

will determine the specific number of shares or preferred stock, par value, offering price, dividend rate (or method of calculation thereof), whether the series will be listed on a national securities exchange, and other terms of each series of preferred stock when sold, including whether any series will be subject to redemption or sinking fund provisions.

This prospectus may be used to offer and sell series of preferred stock only if accompanied by the prospectus supplements for those series. We will provide the specific information for those offerings and the specific terms of the series of preferred stock, including their offering price and dividend rate, in supplements to this prospectus. The supplements may also add, update or change the information in this prospectus. You should read this prospectus and any supplements carefully before you invest.

Investing in the preferred stock offered by this prospectus involves risks. See “Risk Factors” on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer the preferred stock directly or through underwriters, agents or dealers. Each prospectus supplement will provide the terms of the plan of distribution for the related series of preferred stock.

The date of this prospectus is August 22, 2019.

RISK FACTORS

Investing in the preferred stock involves certain risks. In considering whether to purchase the preferred stock being offered by this prospectus (the “New Preferred Stock”), you should carefully consider the information we have included or incorporated by reference in this prospectus. In particular, you should carefully consider the information under the heading “Risk Factors” as well as the factors listed under the heading “Forward-Looking Information,” in each case, contained in our Annual Report on Form 10-K for our most recent fiscal year, in any Quarterly Report on Form 10-Q that we have filed since our most recent Annual Report on Form 10-K and in any other subsequent document that we file (not furnish) with the Securities and Exchange Commission (the “SEC”), each of which is incorporated by reference in this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the SEC as a majority-owned subsidiary of Entergy Corporation, which is a “well-known seasoned issuer,” as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”). By utilizing a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, the New Preferred Stock described in this prospectus. This prospectus provides a general description of the New Preferred Stock being offered. Each time we sell a series of New Preferred Stock we will provide a prospectus supplement containing specific information about the terms of that series of New Preferred Stock and the related offering. It is important for you to consider the information contained in this prospectus, the related prospectus supplement and the exhibits to the registration statement, together with the additional information referenced under the heading “Where You Can Find More Information” in making your investment decision.

ENTERGY TEXAS, INC.

We are a business corporation organized under the laws of the State of Texas. Our principal executive offices are located at 10055 Grogans Mill Road, The Woodlands, Texas 77380. Our telephone number is 1-409-981-2000. We are a public utility company engaged in the generation, transmission, distribution and sale of electric energy to approximately 454,000 customers in the State of Texas.

All of our common stock is owned by Entergy Corporation. The other major public utilities owned, directly or indirectly, by Entergy Corporation are Entergy Arkansas, LLC, Entergy Louisiana, LLC, Entergy Mississippi, LLC and Entergy New Orleans, LLC. Entergy Corporation also owns all of the common stock of System Energy Resources, Inc., the principal asset of which is its interest in the Grand Gulf Electric Generating Station, Entergy Operations, Inc., a nuclear management services company, and Entergy Services, LLC, an administrative services company from which we buy services.

We are subject to regulation by the Public Utility Commission of Texas as to electric service, retail rates and charges, certification of generating facilities, power or capacity purchase contracts, depreciation, accounting and other matters involving our service territory, which is exclusively within Texas. We are also subject to regulation by the Federal Energy Regulatory Commission.

The information above is only a summary and is not complete. You should read the incorporated documents listed under the heading “Where You Can Find More Information” for more specific information concerning our business and affairs, including significant contingencies, significant factors and known trends, our general capital requirements, our financing plans and capabilities, and pending legal and regulatory proceedings, including the status of industry restructuring in our service area.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and therefore are required to file annual, quarterly and current reports, and other information with the SEC. Our filings are available to the public on the Internet at the SEC’s website located at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, along with any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the offerings contemplated by this prospectus are completed or terminated:

1.	our Annual Report on Form 10-K for the year ended December 31, 2018 (the “2018 Form 10-K”);

2.	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, and June 30, 2019; and

3.	our Current Reports on Form 8-K filed January 8, 2019, January 25, 2019, and August 21, 2019.

You may access a copy of any or all of these filings, free of charge, at our web site, which is located at http://www.entergy.com, or by writing or calling us at the following address:

Mr. Mark G. Otts

Assistant Secretary

Entergy Texas, Inc.

639 Loyola Avenue

New Orleans, Louisiana 70113

(504) 576-6755

You may also direct your requests via e-mail to motts@entergy.com. We do not intend our Internet address to be an active link or to otherwise incorporate the contents of the website into this prospectus or any accompanying prospectus supplement.

This prospectus, any accompanying prospectus supplement and any free-writing prospectus that we file with the SEC contain and incorporate by reference information that you should consider when making your investment decision. We have not, and any underwriters, dealers or agents have not, authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus, any accompanying prospectus supplement or the documents incorporated by reference is accurate as of any date other than as of the dates of these documents or the dates these documents were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since these dates. We are not, and any underwriters, dealers or agents are not, making an offer of the New Preferred Stock in any jurisdiction where the offer or sale is not permitted.

USE OF PROCEEDS

Except as otherwise described in a prospectus supplement, the net proceeds from the offering of the New Preferred Stock will be used either (a) to repurchase or redeem one or more series of our outstanding securities on their stated due dates or in some cases prior to their stated due dates or (b) for other general corporate purposes. The specific purposes for the proceeds of a particular series of New Preferred Stock or the specific securities, if any, to be acquired or redeemed with the proceeds of a particular series of New Preferred Stock will be described in the prospectus supplement relating to that series.

DESCRIPTION OF THE NEW PREFERRED STOCK

We will issue the New Preferred Stock offered by this prospectus from time to time in one or more series. The particular terms of any series of New Preferred Stock will be described in the prospectus supplement relating to that series of New Preferred Stock.

The following is a summary of certain rights and privileges of our preferred stock, none of which is currently outstanding. This summary description does not purport to be complete. Reference is made to the Texas Business Organizations Code, our Amended and Restated Certificate of Formation (the “Charter”), our Amended and Restated Bylaws, and any Statements of Resolution establishing particular series of preferred stock which amend the Charter and which are filed with the SEC. The following statements are qualified in their entirety by such references.

Our Board of Directors is authorized under the Charter to provide for the issuance from time to time of preferred stock in one or more series, and as to each series to fix and determine the designations, preferences, limitations, and relative rights, including voting rights, applicable to shares of such series. We will include some or all of this information about a specific series of preferred stock being offered under this prospectus in the prospectus supplement(s) relating to such series.

Under the Charter, we are authorized to issue 200,000,000 shares of common stock and 20,000,000 shares of preferred stock. At August 22, 2019, 46,525,000 shares of common stock were outstanding and no shares of preferred stock were outstanding.

PLAN OF DISTRIBUTION

Methods and Terms of Sale

We may use a variety of methods to sell the New Preferred Stock including:

1.	through one or more underwriters or dealers;

2.	directly to one or more purchasers;

3.	through one or more agents; or

4.	through a combination of any such methods of sale.

The prospectus supplement relating to a particular series of the New Preferred Stock will set forth the terms of the offering of the New Preferred Stock, including:

1.	the name or names of any underwriters, dealers or agents and any syndicate of underwriters;

2.	the initial public offering price;

3.	any underwriting discounts and other items constituting underwriters’ compensation;

4.	the proceeds we will receive from that sale; and

5.	any discounts or concessions to be allowed or reallowed or paid by any underwriters to dealers.

Underwriters

If we sell the New Preferred Stock through underwriters, they will acquire the New Preferred Stock for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters for a particular underwritten offering of New Preferred Stock will be named in the applicable prospectus supplement and, if an underwriting syndicate is used, the managing underwriter or underwriters will be named on the cover page of the applicable prospectus supplement. In connection with the sale of New Preferred Stock, the underwriters may receive compensation from us or from purchasers in the form of discounts, concessions or commissions. The obligations of the underwriters to purchase New Preferred Stock will be subject to certain conditions. The underwriters will be obligated to purchase all of the New Preferred Stock of a particular series if any are purchased. However, the underwriters may purchase less than all of the New Preferred Stock of a particular series should certain circumstances involving a default of one or more underwriters occur.

The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers by any underwriters may be changed from time to time.

Stabilizing Transactions

Underwriters may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying New Preferred Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the New Preferred Stock in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of the New Preferred Stock to be higher than it would otherwise be if such transactions had not occurred.

Agents

If we sell the New Preferred Stock through agents, the applicable prospectus supplement will set forth the name of any agent involved in the offer or sale of the New Preferred Stock as well as any commissions we will pay to them. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Related Transactions

Underwriters, dealers and agents (or their affiliates) may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

Indemnification

We will agree to indemnify any underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including liabilities under the Securities Act.

Listing

The applicable prospectus supplement will set forth whether or not a particular series of New Preferred Stock will be listed on a national securities exchange. In addition, any underwriters, agents or dealers participating in the distribution of the New Preferred Stock may make a market in any series of the New Preferred Stock, as permitted by applicable law and regulations. Any such underwriters, agents or dealers would not be obligated to do so, however, and could discontinue making a market at any time without notice. No assurance can be given as to the liquidity of any trading market for any particular series of New Preferred Stock.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from the 2018 Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGALITY

The legality of the New Preferred Stock and certain legal matters with respect to the offering of the New Preferred Stock will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York, as to matters of New York law, and by Duggins Wren Mann & Romero, LLP, Austin, Texas, as to matters of Texas law. Morgan, Lewis & Bockius LLP may rely on the opinion of Duggins Wren Mann & Romero, LLP as to matters of Texas law relevant to its opinion. Duggins Wren Mann & Romero, LLP may rely on Morgan, Lewis & Bockius LLP as to matters of New York law relevant to its opinion. Certain legal matters with respect to the offering of the New Preferred Stock will be passed upon for the underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York. Pillsbury Winthrop Shaw Pittman LLP regularly represents us and our affiliates in connection with various matters.